ENCOMPASS MORE INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70901

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **12/02/22** AND ENDING **12/31/23**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Encompass More Investments, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

312 RAILROAD AVENUE, SUITE #205

(No. and Street)

DANVILLE	**CA**	**94526**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Chatto	**925-398-3402**	cchatto@encompassmore.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Emst Wintter & Associates LLP

(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Road Suite A200	**Walnut Creek**	**CA**	**94596**
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	**3438**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Chris Chattu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Encompass More Investments, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public - California
Contra Costa County

Signature: ______________________

Title: President

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENCOMPASS MORE INVESTMENTS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2023

TABLE OF CONTENTS

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Encompass More Investments, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Encompass More Investments, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period beginning December 1, 2022 and ending December 31, 2023, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period beginning December 1, 2022 and ending December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as the Company's auditor since 2023.
Walnut Creek, California
March 21, 2024

ENCOMPASS MORE INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Assets:

Cash	$	22,112
Prepaid expenses		7,737
Total assets	$	29,849

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	1,059
Due to member		100
Total liabilities		1,159
Member's equity		28,690
Total liabilities and member's equity	$	29,849

The accompanying notes are an integral part of these financial statements.

ENCOMPASS MORE INVESTMENTS, LLC
STATEMENT OF OPERATIONS
PERIOD BEGINNING DECEMBER 1, 2022 AND ENDING DECEMBER 31, 2023

Revenue:		
Commissions	$	76,661
12b-1 fees		3,768
Total revenue		80,429
Operating expenses:		
Professional fees		80,329
Commissions and fees		60,902
Software		15,417
Regulatory fees		10,263
Other expenses		703
Total operating expenses		167,614
Net loss	$	(87,185)

The accompanying notes are an integral part of these financial statements.

ENCOMPASS MORE INVESTMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
PERIOD BEGINNING DECEMBER 1, 2022 AND ENDING DECEMBER 31, 2023

Member's equity opening balance at December 1, 2022	$	97,875
Net loss		(87,185)
Member contributions		18,000
Member's equity as of December 31, 2023	$	28,690

The accompanying notes are an integral part of these financial statements.

ENCOMPASS MORE INVESTMENTS, LLC
STATEMENT OF CASH FLOWS
PERIOD BEGINNING DECEMBER 1, 2022 AND ENDING DECEMBER 31, 2023

Cash flows from operating activities:		
Net loss	$	(87,185)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(16)
Accounts payable and accrued liabilities		409
Net cash used in operating activities		(86,792)
Cash flows from financing activities:		
Capital contributions		18,000
Net cash provided by financing activities		18,000
Net change in cash		(68,792)
Cash at beginning of period		90,904
Cash at end of period	$	22,112

The accompanying notes are an integral part of these financial statements.

1. Organization

Encompass More Investments, LLC (the "Company"), was organized as a domestic limited liability company in the state of Nevada on November 12, 2021, and is a wholly owned subsidiary of Encompass More Group INC. (the "Member"). The Company was approved as an introducing broker-dealer registered by the Securities and Exchange Commission ("SEC") on December 2, 2022, and is a member of the Financial Industry Regulatory Authority ("FINRA").

For the period beginning on December 1, 2022, and ending December 31, 2023, the Company, which is a startup broker dealer, incurred a net loss and negative cash flow from operating activities. The Company depends on commissions on mutual funds and/or variable life insurance annuities. The Company currently has a sufficient net capital position, and the Member has the means to contribute capital as needed to the Company. In addition, the Company has the ability to reduce costs by managing its operations.

2. Significant Accounting Policies

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2023 there were no cash equivalents.

Commissions Receivable

Commissions receivable are carried at the invoiced or contracted amounts. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20 - Financial Instruments-Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense on the statement of operations. At December 31, 2023, there were no commissions receivable. As such, no allowance for credit losses was considered necessary.

2. Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis at December 31, 2023.

Mutual Funds and Variable Products

The Company will enter into selling agreements with various mutual fund and variable product distributors so it may offer mutual funds and variable products on an application basis. Related commission income and expenses are recorded upon the final approval of the application and shares are recorded by the transfer agent.

Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no income tax provision has been included in the financial statements because income or loss of the Company is reported individually by the owner of the Company. The Company follows the provisions of Financial Accounting Standards Board ASC 740, Income Taxes, to evaluate uncertain tax positions. The standard prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not have any material uncertain tax positions at December 31, 2023. The Company is subject to examinations by all major tax jurisdictions.

3. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $20,953 at December 31, 2023, which exceeded required net capital of $5,000 by $15,953. The ratio of aggregate indebtedness to net capital was 5.53% to 1.

4. Reserve and Possession and Control Requirements

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards regarding physical possession or control of fully paid and excess margin securities.

4. Reserve and Possession and Control Requirements (Continued)

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(1) of the Rule.

5. Concentration of Credit Risk

Cash

For the period ending December 31, 2023, the Company had cash balances that did not exceed the $250,000 depository insurance limits.

6. Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of the good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligations satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of goods or services to the customer. Revenue from a performance obligation satisfied at a point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services (the transaction price). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers a range of possible outcomes, the predictive value of past experiences, the period of time when uncertainties expect to be resolved and the amount of consideration that is at risk to factors outside of the Company's influence, such as market volatility or the judgement and actions of third parties.

Commission Revenue

The Company recognizes sales-based commissions on the date of approval from mutual fund issuers for sale of mutual funds, variable annuities, or life insurance products. Sales-based commissions are generally based on a percentage of a product's market value at the time of purchase.

6. Revenue from Contracts with Customers (Continued)

A customer completes the application form provided by the mutual fund issuer indicating the specific fund they wish to invest in. In addition, the customer provides the share class and the amount of their investment, and personal information. The customer submits the funds to open the account to the mutual fund issuer.

The application, new account form, payment, and switch letter, if applicable, will be reviewed by a principal and sent to the mutual fund issuer for processing, if the materials are in good order. The mutual fund issuer has final approval of the application and processes the application upon receipt, if accepted. Shares are recorded by the transfer agent of the mutual fund issuer. A distribution payment is then processed by the mutual fund issuer to the Company.

12b-1 fees

The Company receives 12b-1 fees based on the selling agreement between the mutual fund issuer and the Company. The 12b-1 fees are calculated, usually based on the number of days the client was invested in the fund and a basis point percentage of the asset value of the investment at the end of the period. These variable fees are recognized over the period the customers are invested.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source:

Revenue from contracts with customers:	
Commissions	$ 76,661
12b-1 fees	3,768
Total revenue from contracts with customers	$ 80,429

Contract assets and liabilities

Contract assets or liabilities exist when revenue is recognized over time. The Company did not have any contract assets or liabilities at December 1, 2022 and at December 31, 2023.

6. Revenue from Contracts with Customers (Continued)

    Contract Costs

    Direct costs to obtain or fulfill a contract are evaluated on a contract-by-contract basis. The Company did not have any capitalized contract costs at December 1, 2022 and at December 31, 2023.

    Concentration of Revenues

    For the period ending December 31, 2023, approximately 86% of total revenue was earned from one mutual fund issuer.

7. Related-Party Transactions

    The Company is party to an expense sharing agreement with the Member for operational and administrative support. In addition, the Company will keep a ledger for the cost and review the Member's books and records to ensure the Member has the means to pay for the cost. If the Member does not have the ability to assume responsibility for the cost, the Company will record the expense on its books and records, and it will be included in aggregate indebtedness. The scheduled expense, rent expense, amounted to $1,560 for the period from December 02, 2022, through December 31, 2023. The Company's results of operations could differ significantly from those obtained if the entities were autonomous. The Company owes the Member $100 for the initial deposit to set up the Company's operating bank account.

8. Commitments and Contingencies

    The Company had no other commitments or contingencies outstanding at December 31, 2023 and through the date of the issuance of this report.

9. Subsequent Events

    The Company has evaluated subsequent events through the date on which the financial statements were issued. The Company has noted there were no subsequent events warranting recognition in the financials or additional disclosure.

ENCOMPASS MORE INVESTMENTS, LLC

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2023

SCHEDULE I

ENCOMPASS MORE INVESTMENTS, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2023

Total member's equity from statement of financial condition	$	28,690
Less nonallowable assets from statement of financial condition		7,737
Net capital before haircuts on securities positions		20,953
Haircuts on securities		-
Net capital		20,953
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition		1,159
Total aggregate indebtedness		1,159
Percentage of aggregate indebtedness to net capital		5.53%
Computation of basic net capital requiriement:		
Minimum net capital required (6.67% of A.I.)	$	77
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital	$	15,953

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5 filed as of December 31, 2023.

ERNST WINTTER & ASSOCIATES LLP   _Certified Public Accountants_

675 Ygnacio Valley Road, Suite A200   _(925) 933-2626_
Walnut Creek, CA 94596   _Fax (925) 944-6333_

Review Report of Independent Registered Public Accounting Firm

To the Member of
Encompass More Investments, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Encompass More Investments, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(1) (the "exemption provision") and (2) the Company stated that it met the identified exemption provisions throughout the period from December 2, 2022 through December 31, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
March 21, 2024

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

Encompass More Investments, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and 17 C.F.R. § 240.17a-5(d)(4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-(k) for the period from December 2, 2022, through December 31, 2023 without exception.

I, Chris Chatto, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Chris Chatto

CCO

March 21, 2024

_____